Exhibit 99.29

Torex Gold Announces Completion of Reyna Silver Acquisition

Transaction adds four highly prospective exploration properties in well-established mining regions in northern Mexico and Nevada

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario - (Newsfile Corp. - August 20, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) today announces it has completed the acquisition of Reyna Silver following approval of Reyna Silver shareholders on August 11, 2025. Under the terms of the all-cash transaction, Torex paid approximately $26 million (C$36 million) to acquire all of the outstanding common shares of Reyna Silver based on a price of C$0.13 per share.

Jody Kuzenko, President & CEO of Torex, stated:

“We are pleased to add four exciting, early-stage exploration properties to our portfolio, which we plan to advance systematically over the coming years. Since announcing the transaction, our team has been focused on integration efforts, including preparing and defining exploration programs for the remainder of 2025 and 2026.

“We look forward to unlocking the potential of these assets using our Torex Exploration System, which is a stage-gated framework designed to effectively advance projects from target selection to reserve definition. Coupled with the strength of our exploration team and the robust free cash flow generation we expect from our Morelos Complex for the foreseeable future, we are well-positioned to realize the full value of these properties and generate significant long-term value for our shareholders through this transaction.”

Initial exploration programs in 2025 will focus on the 100% owned Batopilas property (Chihuahua, Mexico) as well as the Gryphon property (Nevada, USA), where the Company can earn into an initial 70% interest. In 2026, exploration efforts will expand, with initial programs expected to be carried out at the 100% owned Guigui property (Chihuahua, Mexico) and the Medicine Springs property (Nevada, USA), where the Company can earn into a 100% interest.

With the transaction closing, the Company plans to invest approximately $500,000 in Batopilas through the remainder of 2025 to complete target definition work to determine the two best-ranked targets to be prioritized for future drill testing. At Gryphon, approximately $1.1 million will be invested in 2025 to advance target definition work and to conduct regional work across the broader property, including geochemistry, geophysics, and remote sensing, to further define the geological setting.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA, and has also entered into a definitive agreement to acquire a 100% interest in Prime Mining’s multi-million ounce Los Reyes gold-silver project in Sinaloa, Mexico.

The Company’s key strategic objectives are: deliver Media Luna to full production and build EPO;

optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and to be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements relating to future free cash flow generation we expect from the Morelos Complex; the timing and focus of exploration plans and programs; anticipated expenditures and future drilling plans at Batopilas and Gryphon; and the Company’s ability to achieve its key strategic objectives. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the Company’s current technical report and the Company’s annual information form and management’s discussion and analysis or other unknown but potentially significant impacts. Forward-looking information is based on the assumptions discussed in the technical report and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

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